Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports first quarter financial results

•	Results reflective of quiet market during the first quarter

•	Maintaining annual delivery and cost of sales guidance

•	Undertook restructuring activities to support the long-term health and sustainability of the company

•	Continued success ramping up Cigar Lake

•	Lower uranium production guidance due to operational changes at Rabbit Lake, US ISR and McArthur River/Key Lake

Saskatoon, Saskatchewan, Canada, April 29, 2016

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2016 in accordance with International Financial Reporting Standards (IFRS).

“Although we believe there is a bright long-term future for nuclear power, we continued to experience challenging market conditions in the uranium space during the first quarter,” said president and CEO, Tim Gitzel.

Our results were influenced by a very quiet market with little contracting activity. While net earnings were up over the first quarter of 2015, after adjustments we reported a net loss, which is not considered indicative of our annual expectations.

You’ve seen us respond by exercising our strategy of flexibility when it comes to both sales and operations in a weak market. And while that response has also contributed to the weaker first quarter results, we expect that the decisions to restructure NUKEM, to not force more mined production into an oversupplied market, and to purchase low-cost pounds where we see opportunities, will yield positive results over the medium to longer term. Until we see a sustained recovery in the uranium price, we have to prepare for a scenario where the market remains low for even longer. We believe the best way to do so, and to continue creating value for all of our stakeholders, is to maintain a strong balance sheet, and to remain focused on prudently expanding our tier-one capacity to be ready when the market calls for more uranium.”

HIGHLIGHTS	THREE MONTHS ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015
Revenue	408	566
Gross profit	118	129
Net earnings (losses) attributable to equity holders	78	(9)
$ per common share (diluted)	0.20	(0.02)
Adjusted net earnings (losses) (non-IFRS, see page 2)	(7)	69
$ per common share (adjusted and diluted)	(0.02)	0.18
Cash provided by (used in) operations (after working capital changes)	(277)	134

FIRST QUARTER

Net earnings attributable to equity holders this quarter was $78 million ($0.20 per share diluted) compared to net losses of $9 million (losses of $0.02 per share diluted) in the first quarter of 2015 mainly due to:

•	mark-to-market gains on foreign exchange derivatives compared to losses in the first quarter of 2015

•	higher gross profit in our fuel services segment

partially offset by:

•	lower gross profit from our uranium and NUKEM segments

•	higher administration expenditures

•	higher foreign exchange losses

On an adjusted basis, our losses this quarter were $7 million (losses of $0.02 per share diluted) compared to earnings of $69 million ($0.18 per share diluted) (non-IFRS measure, see below) in the first quarter of 2015. The change was mainly due to:

•	lower gross profit from our uranium and NUKEM segments

•	higher administration expenditures

•	higher foreign exchange losses

partially offset by:

•	higher gross profit from our fuel services segment

•	lower losses on foreign exchange derivatives

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory write-downs and recoveries, impairment charges, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2016	2015
Net earnings (losses) attributable to equity holders	78	(9)

Adjustments
Adjustments on foreign exchange derivatives	(116)	101
NUKEM purchase price inventory recovery	—	(3)
Impairment charge	—	6
Income taxes on adjustments	31	(26)

Adjusted net earnings (losses)	(7)	69

See Financial results by segment on page 9 for more detailed discussion.

Also of note:

RESTRUCTURING

In response to depressed uranium market conditions and changes in the global nuclear fuel market, the following steps have been taken to support the long-term health and sustainability of the company.

NUKEM restructuring

In the first quarter, restructuring of the NUKEM group was announced. The changes involve downsizing of NUKEM GmbH in Germany and the transfer of essential support functions to NUKEM, Inc. in the US. The restructuring will be implemented in stages beginning in the second quarter of 2016, and will be completed by year end, resulting in the loss of about 15 positions within the NUKEM group.

Operational restructuring

In April 2016, in the context of weak market conditions and our tier-one strategy, production was suspended at our Rabbit Lake operation and curtailed at Cameco Resources’ US operations by deferral of all wellfield development. We also decided to reduce our 2016 production target for McArthur River/Key Lake.

In 2016, as a result of these operational changes, we expect:

•	to produce 25.7 million pounds U3O8 (previously 30.0 million pounds)

•	capital expenditures of approximately $275 million (previously $320 million)

•	severance costs of about $19 million

•	care and maintenance costs of about $35 million at Rabbit Lake

The impact of the severance costs will be reflected in our second quarter results. Care and maintenance costs will be expensed to cost of sales in the quarters in which they occur.

Additionally, as long as Rabbit Lake production is suspended, we will incur annual care and maintenance costs. Our preliminary estimate is for these costs to range between $40 million and $45 million for the first few years.

We are also evaluating how the value of the assets will be impacted as a result of the changes. The carrying value of the assets in the US cash generating unit, net of the provision for reclamation, is approximately $62 million ($48 million (US)), while the carrying value of the Rabbit Lake mill and Eagle Point mine is approximately $108 million.

Our strategy

We are a pure-play nuclear fuel supplier, focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. Our strategy is to profitably produce from our tier-one assets at a pace aligned with market signals to increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

Consistent with our strategy, on April 21, 2016 we announced the suspension of production at the Rabbit Lake operation and curtailment of production at Cameco Resources’ US operations. In the context of continued depressed market conditions in the near term, these decisions will position our production to come from our lower-cost operations. In addition, we have continued to secure uranium at favourable market prices for delivery into our contract portfolio. As a result, at this time, it does not make economic sense to run our higher-cost operations purely to meet our sales commitments.

We believe the best way to create value is to focus our investible capital on maintaining a strong balance sheet and on prudently expanding our tier-one assets based on market signals. This approach provides us with the opportunity to meet rising demand with increased production from our best margin assets, and mitigates risk in the event of a prolonged period of uncertainty.

Going forward, we plan to:

•	ensure continued safe, reliable, low-cost production from our tier-one assets – McArthur River/Key Lake, Cigar Lake and Inkai

•	complete ramp up of production at Cigar Lake

•	prudently seek to expand production capacity at McArthur River/Key Lake in conjunction with market signals

•	continue to evaluate the position of the other sources of supply in our portfolio, including Rabbit Lake and the US operations, and retain the flexibility to respond to market signals and take advantage of value adding opportunities

•	maintain our low-cost advantage by focusing on execution and operational excellence

You can read more about our strategy in our 2015 annual MD&A.

Uranium market update

In the first quarter of 2016, uranium prices continued to soften and demand remained low, with only about 11 million pounds placed under long-term contracts by the end of March. This is in keeping with recent market conditions, and is, we believe, a function of the current state of oversupply.

Making positive news for the industry were three new reactor startups – one in South Korea and two in China. China also released its new five-year plan, which reaffirms its target of 58 gigawatts of nuclear generating capacity in operation, along with a further 30 gigawatts of nuclear capacity under construction, by 2020.

Reactor restarts in Japan remain an important driver of market sentiment, and two reactors are now operating – Sendai units 1 and 2. However, the restart process continues to take longer than expected, and not enough units have returned to service to have an impact on market conditions, which remain challenging.

Longer term, strong fundamentals underpin a positive outlook for the industry. With over 60 reactors under construction today and additional units planned over the next decade, uranium demand is expected to increase as those reactors come online. In addition, as future supply continues to be negatively affected by current depressed market conditions and utilities refrain from contracting replacement volumes, we expect to see a shift from the currently over-supplied market we are experiencing today to a demand-driven market that requires more primary supply. Demand growth combined with the timing, development and execution of new supply projects and the continued performance of existing supply, will determine the pace of that shift.

Caution about forward-looking information relating to our uranium market update

This discussion of our expectations for the nuclear industry, including its growth profile, future global uranium supply and demand is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 13.

Outlook for 2016

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2016 reflects the expenditures necessary to help us achieve our strategy. Our outlook for uranium production, consolidated and uranium segment revenue, consolidated direct administration, tax rate, and capital expenditures has changed. We do not provide an outlook for the items in the table that are marked with a dash.

See 2016 Financial results by segment on page 9 for details.

2016 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES	NUKEM
Production	—	25.7 million lbs		8 to 9 million kgU	—
Delivery volume[1]	—	30 to 32 million lbs	[2]	Decrease up to 5%	9 to 10 million lbs U3O8
Revenue compared to 2015[3]	Decrease 5% to 10%	Decrease 5% to 10%	[4]	Increase up to 5%	Increase 5% to 10%
Average unit cost of sales (including D&A)	—	Increase up to 5%	[5]	Increase 10% to 15%	—
Direct administration costs compared to 2015[6]	Increase 10% to 15%	—		—	—
Gross profit	—	—		—	Gross profit 4% to 5%
Exploration costs compared to 2015	—	Increase 15% to 20%		—	—
Tax rate[7]	Recovery of 50% to 55%	—		—	—
Capital expenditures	$275 million	—		—	—

[1]	Our 2016 outlook for delivery volume does not include sales between our uranium, fuel services and NUKEM segments.
[2]	Our uranium delivery volume is based on the volumes we currently have commitments to deliver under contract in 2016.
[3]	For comparison of our 2016 outlook and 2015 results for revenue, we do not include sales between our uranium, fuel services and NUKEM segments.
[4]	Based on a uranium spot price of $27.50 (US) per pound (the Ux spot price as of April 25, 2016), a long-term price indicator of $44.00 (US) per pound (the Ux long-term indicator on April 25, 2016) and an exchange rate of $1.00 (US) for $1.25 (Cdn).
[5]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in the remainder of 2016, then we expect the overall unit cost of sales to increase further.
[6]	Direct administration costs do not include stock-based compensation expenses.
[7]	Our outlook for the tax rate is based on adjusted net earnings.

We have decreased our uranium production outlook to 25.7 million pounds U3O8 (previously 30.0 million pounds) to reflect the operational changes made at our Rabbit Lake, US ISR (in situ recovery), and McArthur River/Key Lake operations. See Uranium 2016 Q1 updates starting on page 12 for more information.

We now expect our uranium revenue to decrease by 5% to 10% (previously a decrease of up to 5%) due to lower expected average realized prices. As a result of the expected decrease in uranium revenue, our outlook for consolidated revenue has changed to a decrease of 5% to 10% (previously a decrease of up to 5%).

We have adjusted our outlook for consolidated direct administration costs to an increase of 10% to 15% (previously an increase of 5% to 10%) due to the impact of the NUKEM restructuring. See Restructuring on page 2 for more information.

We have adjusted our outlook for the consolidated tax rate to a recovery of 50% to 55% (previously 25% to 30%) due to the expected impact of the changes to our revenue outlook noted above, and a change in the distribution of earnings between jurisdictions.

We now expect capital expenditures to be $275 million (previously $320 million). The decrease is primarily due to reduced expenditures at our Rabbit Lake and US ISR operations as a result of the operational changes made.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, delivery volumes and revenue can vary significantly. We expect uranium deliveries in the second quarter to be similar to the first quarter, and therefore expect remaining 2016 deliveries to be more heavily weighted to the second half of the year. However, not all delivery notices have been received to date, which could alter the delivery pattern. Typically, we receive notices six months in advance of the requested delivery date.

INVESTING ACTIVITIES

Capital spending

We classify capital spending as sustaining, capacity replacement or growth. As a mining company, sustaining capital is the money we spend to keep our facilities running in their present state, which would follow a gradually decreasing production curve, while capacity replacement capital is spent to maintain current production levels at those operations. Growth capital is money we invest to generate incremental production, and for business development.

CAMECO’S SHARE ($ MILLIONS)	2016 PLAN	Q1 UPDATE
Sustaining capital
McArthur River/Key Lake	30	30
Cigar Lake	25	20
Rabbit Lake	25	5
US ISR	5	5
Inkai	5	5
Fuel services	20	20
Other	5	5

Total sustaining capital	115	90

Capacity replacement capital
McArthur River/Key Lake	55	60
Cigar Lake	20	25
Rabbit Lake	10	—
US ISR	20	5
Inkai	15	15

Total capacity replacement capital	120	105

Growth capital
McArthur River/Key Lake	40	35
Cigar Lake	30	30
Inkai	10	10
Fuel services	5	5

Total growth capital	85	80

Total uranium & fuel services	320	275

Outlook for investing activities

CAMECO’S SHARE ($ MILLIONS)	2017 PLAN	2018 PLAN
Total uranium & fuel services	250-300	200-250

Sustaining capital	95-115	75-95
Capacity replacement capital	125-140	115-130
Growth capital	30-45	10-25

We previously expected to spend between $300 million and $350 million in 2017 and between $250 million and $300 million in 2018. Due to the continued market uncertainty, and the operational changes made at our Rabbit Lake and Cameco Resources’ US ISR operations, we now expect to spend between $250 million and $300 million in 2017 and between $200 million and $250 million in 2018.

This information regarding currently expected capital expenditures for future periods is forward-looking information, and is based upon the assumptions and subject to the material risks discussed on pages 13 to 15. Our actual capital expenditures for future periods may be significantly different.

REVENUE AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2016:

•	an increase of $5 (US) per pound in both the Ux spot price ($27.50 (US) per pound on April 25, 2016) and the Ux long-term price indicator ($44.00 (US) per pound on April 25, 2016) would increase revenue by $73 million and net earnings by $58 million. Conversely, a decrease of $5 (US) per pound would decrease revenue by $45 million and net earnings by $35 million.

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change adjusted net earnings by $7 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. Cash flow would change by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a negative impact.

TRANSFER PRICING DISPUTES

We have been reporting on our transfer pricing disputes with Canada Revenue Agency (CRA) since 2008, when it originated, and with the Internal Revenue Service (IRS) since the first quarter of 2015. Below, we discuss the general nature of transfer pricing disputes and, more specifically, the ongoing disputes we have.

Transfer pricing is a complex area of tax law, and it is difficult to predict the outcome of cases like ours. However, tax authorities generally test two things:

•	the governance (structure) of the corporate entities involved in the transactions

•	the price at which goods and services are sold by one member of a corporate group to another

We have a global customer base and we established a marketing and trading structure involving foreign subsidiaries, including Cameco Europe Limited (CEL), which entered into various intercompany arrangements, including purchase and sale agreements, as well as uranium purchase and sale agreements with third parties. Cameco and its subsidiaries made reasonable efforts to put arm’s-length transfer pricing arrangements in place, and these arrangements expose the parties to the risks and rewards accruing to them under these contracts. The intercompany contract prices are generally comparable to those established in comparable contracts between arm’s-length parties entered into at that time.

For the years 2003 to 2010, CRA has shifted CEL’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2010, transfer pricing penalties. The IRS is also proposing to allocate a portion of CEL’s income for the years 2009 through 2012 to the US, resulting in such income being taxed in multiple jurisdictions. Taxes of approximately $320 million for the 2003 – 2015 years have already been paid in a jurisdiction outside Canada and the US. Bilateral international tax treaties contain provisions that generally seek to prevent taxation of the same income in both countries. As such, in connection with these disputes, we are considering our options, including remedies under international tax treaties that would limit double taxation; however, there is a risk that we will not be successful in eliminating all potential double taxation. The expected income adjustments under our tax disputes are represented by the amounts claimed by CRA and IRS and are described below.

CRA dispute

Since 2008, CRA has disputed our corporate structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements. To date, we received notices of reassessment for our 2003 through 2010 tax returns. We have recorded a cumulative tax provision of $51 million, where an argument could be made that our transfer price may have fallen outside of an appropriate range of pricing in uranium contracts for the period from 2003 through March 31, 2016. We are confident that we will be successful in our case and continue to believe the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.

For the years 2003 through 2010, CRA issued notices of reassessment for approximately $3.4 billion of additional income for Canadian tax purposes, which would result in a related tax expense of about $1.1 billion. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292 million. The Canadian income tax rules include provisions that require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. To date, under these provisions, after applying elective deductions, we have paid a net amount of $263 million cash. In addition, we have provided $340 million in letters of credit (LC) to secure 50% of the cash taxes and related interest amounts reassessed to date. The amounts paid or secured are shown in the table below.

YEAR PAID ($ MILLIONS)	CASH TAXES	INTEREST AND INSTALMENT PENALTIES	TRANSFER PRICING PENALTIES	TOTAL	CASH REMITTANCE	SECURED BY LC
Prior to 2013	—	13	—	13	13	—
2013	1	9	36	46	46	—
2014	106	47	—	153	153	—
2015	202	71	79	352	20	332
2016	6	2	31	39	31	8

Total	315	142	146	603	263	340

Using the methodology we believe CRA will continue to apply, and including the $3.4 billion already reassessed, we expect to receive notices of reassessment for a total of approximately $7.0 billion of additional income taxable in Canada for the years 2003 through 2015, which would result in a related tax expense of approximately $2.1 billion. As well, CRA may continue to apply transfer pricing penalties to taxation years subsequent to 2010. As a result, we estimate that cash taxes and transfer pricing penalties for these years would be between $1.5 billion and $1.7 billion. In addition, we estimate there would be interest and instalment penalties applied that would be material to us. While in dispute, we would be responsible for remitting or otherwise providing security for 50% of the cash taxes and transfer pricing penalties (between $750 million and $850 million), plus related interest and instalment penalties assessed, which would be material to us.

Under the Canadian federal and provincial tax rules, the amount required to be paid or secured each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. Recently, the CRA decided to disallow the use of any loss carry-backs for any transfer pricing adjustment, starting with the 2008 tax year. This does not impact the anticipated income tax expense for a particular year, but does impact the timing of any required security or payment. For the 2010 tax year, as an alternative to paying cash, we used letters of credit to satisfy our obligations related to the reassessed income tax and related interest amounts. We expect to be able to continue to provide security in the form of letters of credit to satisfy these requirements. The estimated amounts summarized in the table below reflect actual amounts paid or secured and estimated future amounts owing based on the actual and expected reassessments for the years 2003 through 2015, and include the expected timing adjustment for the inability to use any loss carry-backs starting in 2008. We will update this table annually to include the estimated impact of reassessments expected for completed years subsequent to 2015.

$ MILLIONS	2003-2015	2016-2017	2018- 2023	TOTAL
50% of cash taxes and transfer pricing penalties paid, secured or owing in the period
Cash payments	156	185 - 210	30 - 55	370 - 420
Secured by letters of credit	264	95 - 120	20 - 45	380 - 430

Total paid[1]	420	280 - 330	50 - 100	750 - 850

[1]	These amounts do not include interest and instalment penalties, which totalled approximately $142 million to March 31, 2016.

In light of our view of the likely outcome of the case as described above, we expect to recover the amounts remitted, including the $603 million already paid or otherwise secured to date.

We are expecting the trial for the 2003, 2005 and 2006 reassessments to commence in October 2016, with final arguments in March 2017. If this timing is adhered to, we expect to receive a Tax Court decision within six to 18 months after the trial is complete.

IRS dispute

We have received Revenue Agents Reports (RAR) from the IRS for the tax years 2009 to 2012. The IRS is challenging the transfer pricing used under certain intercompany transactions pertaining to the 2009 to 2012 tax years for certain of our US subsidiaries. The 2009 to 2012 RARs list the adjustments proposed by the IRS and calculate the tax and any penalties owing based on the proposed adjustments.

The current position of the IRS is that a portion of the non-US income reported under our corporate structure and taxed in non-US jurisdictions should be recognized and taxed in the US on the basis that:

•	the prices received by our US mining subsidiaries for the sale of uranium to CEL are too low

•	the compensation earned by Cameco Inc., one of our US subsidiaries, is inadequate

The proposed adjustments result in an increase in taxable income in the US of approximately $419 million (US) and a corresponding increased income tax expense of approximately $122 million (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8 million (US) in respect of the adjustment.

We believe that the conclusions of the IRS in the RARs are incorrect and we are contesting them in an administrative appeal, during which we are not required to make any cash payments. Until this matter progresses further, we cannot provide an estimation of the likely timeline for a resolution of the dispute.

We believe that the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.

Caution about forward-looking information relating to our CRA and IRS tax disputes

This discussion of our expectations relating to our tax disputes with CRA and IRS and future tax reassessments by CRA and IRS is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 13 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•	CRA will reassess us for the years 2011 through 2015 using a similar methodology as for the years 2003 through 2010, and the reassessments will be issued on the basis we expect

•	we will be able to apply elective deductions and utilize letters of credit to the extent anticipated

•	CRA will seek to impose transfer pricing penalties (in a manner consistent with penalties charged in the years 2007 through 2010) in addition to interest charges and instalment penalties

•	we will be substantially successful in our dispute with CRA and the cumulative tax provision of $51 million to date will be adequate to satisfy any tax liability resulting from the outcome of the dispute to date

•	IRS may propose adjustments for later years subsequent to 2012

•	we will be substantially successful in our dispute with IRS

Material risks that could cause actual results to differ materially

•	CRA reassesses us for years 2011 through 2015 using a different methodology than for years 2003 through 2010, or we are unable to utilize elective deductions or letters of credit to the extent anticipated, resulting in the required cash payments or security provided to CRA pending the outcome of the dispute being higher than expected

•	the time lag for the reassessments for each year is different than we currently expect

•	we are unsuccessful and the outcomes of our dispute with CRA and/or IRS result in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision, which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

•	cash tax payable increases due to unanticipated adjustments by CRA or IRS not related to transfer pricing

•	IRS proposes adjustments for years 2013 through 2015 using a different methodology than for 2009 through 2012

•	we are unable to effectively eliminate all double taxation

Financial results by segment

Uranium

				THREE MONTHS ENDED MARCH 31
HIGHLIGHTS				2016	2015	CHANGE
Production volume (million lbs)				7.0	5.1	37%

Sales volume (million lbs)[1]				5.9	7.0	(16)%

Average spot price	($	US/lb	)	31.85	38.36	(17)%
Average long-term price	($	US/lb	)	43.83	49.50	(11)%
Average realized price	($	US/lb	)	42.22	43.42	(3)%
	($	Cdn/lb	)	58.29	52.74	11%

Average unit cost of sales (including D&A)	($	Cdn/lb	)	39.71	36.47	9%

Revenue ($ millions)[1]				347	368	(6)%

Gross profit ($ millions)				110	113	(3)%

Gross profit (%)				32	31	3%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q1 2016, 15,000 pounds in sales and revenue of $0.5 million in Q1 2015).

FIRST QUARTER

Production volumes this quarter were 37% higher compared to the first quarter of 2015, mainly due to higher production from Cigar Lake, Inkai and McArthur River/Key Lake, which was partially offset by lower production from Rabbit Lake and our US operations. See Uranium 2016 Q1 updates starting on page 12 for more information.

The 6% decrease in uranium revenues was a result of a 16% decrease in sales volume, partially offset by an 11% increase in the Canadian dollar average realized price. Sales in the first quarter were lower than in 2015 due to the timing of deliveries during the quarter, which are driven by customer requests and can vary significantly.

The US dollar average realized price decreased by 3% compared to 2015 mainly due to lower prices on market-related contracts, while the higher Canadian dollar realized prices this quarter were a result of the weakening of the Canadian dollar compared to 2015. This quarter the exchange rate on the average realized price was $1.00 (US) for $1.38 (Cdn) compared to $1.00 (US) for $1.21 (Cdn) in the first quarter of 2015.

Total cost of sales (including D&A) decreased by 7% ($236 million compared to $254 million in 2015) due to a 16% decrease in sales volume, partially offset by a 9% increase in the unit cost of sales. The increase in the unit cost of sales was mainly the result of an increase in the volume of material purchased in the quarter at prices higher than our average cost of inventory and an increase in the unit opening inventory rate, partially offset by lower production costs related to higher production from Cigar Lake compared to the first quarter of 2015.

The net effect was a $3 million decrease in gross profit for the quarter.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED MARCH 31
($CDN/LB)	2016	2015	CHANGE
Produced
Cash cost	20.69	28.05	(26)%
Non-cash cost	12.91	12.50	3%

Total production cost	33.60	40.55	(17)%

Quantity produced (million lbs)	7.0	5.1	37%

Purchased
Cash cost	51.06	47.95	6%

Quantity purchased (million lbs)	5.1	2.7	89%

Totals
Produced and purchased costs	40.96	43.11	(5)%

Quantities produced and purchased (million lbs)	12.1	7.8	55%

The average cash cost of production this quarter was 26% lower than the comparable period in 2015, primarily due to significant progress in ramping up Cigar Lake, resulting in a 1.9 million pound increase in low-cost production from the Cigar Lake operation compared to the first quarter of last year.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cash cost of purchased material in US dollar terms was $36.95 US per pound this quarter, compared to $38.79 US per pound in the first quarter of 2015. However, in the first quarter of 2016, the exchange rate on purchases averaged $1.00 (US) for $1.40 (Cdn), compared to $1.00 (US) for $1.24 (Cdn) in the first quarter of 2015. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 6% this quarter compared to the same period last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarter of 2016 and 2015.

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED MARCH 31

($ MILLIONS)	2016	2015
Cost of product sold	203.2	204.2
Add / (subtract)
Royalties	(20.8)	(13.8)
Other selling costs	—	(1.6)
Change in inventories	222.8	82.5

Cash operating costs (a)	405.2	271.3
Add / (subtract)
Depreciation and amortization	32.8	50.1
Change in inventories	57.6	14.9

Total operating costs (b)	495.6	336.3

Uranium produced & purchased (million lbs) (c)	12.1	7.8

Cash costs per pound (a ÷ c)	33.49	34.78
Total costs per pound (b ÷ c)	40.96	43.12

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

				THREE MONTHS ENDED MARCH 31

HIGHLIGHTS				2016	2015	CHANGE
Production volume (million kgU)				3.3	2.6	27%
Sales volume (million kgU)				2.3	3.0	(23)%
Average realized price	($	Cdn/kgU	)	26.18	22.11	18%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	20.38	19.56	4%
Revenue ($ millions)				59	66	(11)%
Gross profit ($ millions)				13	8	63%
Gross profit (%)				22	12	83%

FIRST QUARTER

Total revenue for the first quarter of 2016 decreased to $59 million from $66 million for the same period last year. A 23% decrease in sales volumes was partially offset by an 18% increase in average realized price, primarily due to the weakening of the Canadian dollar compared to 2015.

The total cost of products and services sold (including D&A) decreased by 22% ($46 million compared to $59 million in the first quarter of 2015) due to the decrease in sales volumes, partially offset by an increase in the average unit cost of sales. When compared to 2015, the average unit cost of sales was 4% higher due to an increase in the unit opening inventory rate.

The net effect was a $5 million increase in gross profit.

NUKEM

				THREE MONTHS ENDED MARCH 31
HIGHLIGHTS				2016	2015	CHANGE
Uranium sales (million lbs)[1]				0.05	2.5	(98)%
Average realized price	($	Cdn/lb	)	39.32	38.14	3%
Cost of product sold (including D&A)				2	86	(98)%
Revenue ($ millions)[1]				2	97	(98)%
Gross profit ($ millions)				—	11	(100)%
Gross profit (%)				—	11	(100)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q1 2016, 0.5 million pounds in sales and revenue of $2.5 million in Q1 2015).

FIRST QUARTER

During the first quarter of 2016, NUKEM delivered 0.05 million pounds of uranium, a decrease of 98% from the same period last year due to very light market activity with a lack of profitable opportunities, and the timing of customer requirements. Total revenues decreased by 98% as a result of lower sales volumes.

NUKEM did not record a gross profit in the first quarter of 2016, compared to an $11 million gross profit in the first quarter of 2015.

Uranium 2016 Q1 updates

URANIUM PRODUCTION

	THREE MONTHS ENDED MARCH 31
OUR SHARE (MILLION LBS)	2016	2015	CHANGE	2016 PLAN
McArthur River/Key Lake	2.9	2.7	7%	12.6
Cigar Lake	2.2	0.3	633%	8.0
Inkai	1.1	0.6	83%	3.0
Rabbit Lake	0.4	0.9	(56)%	1.0
Smith Ranch-Highland	0.3	0.5	(40)%	0.9
Crow Butte	0.1	0.1	—	0.2
Total	7.0	5.1	37%	25.7

MCARTHUR RIVER/KEY LAKE

Production for the first quarter was 7% higher compared to the same period last year, when we experienced several weeks of unplanned mill maintenance to repair the calciner circuit.

Given the current state of oversupply in the market, we have decided to reduce our 2016 production target for McArthur River/Key Lake to 18.0 million pounds, 12.6 million pounds our share (previously 20.0 million pounds, 14.0 million pounds our share). The resulting available downtime will be used to advance work needed to increase the Key Lake mill’s production capacity. In addition to a regular shutdown at the mill for our annual maintenance work, we are now planning downtime to make changes to the solvent extraction circuit, to bring some work on the crystallization circuit forward from 2017, and to transition to the new calciner. These changes will prepare the mill to increase production when the market signals it is needed.

CIGAR LAKE

During the first quarter, total packaged production from Cigar Lake was 4.5 million pounds U3O8; our share was 2.2 million pounds.

In the first quarter, we filed a technical report for Cigar Lake which reflects advancement of the operation and experience gained since the February 2012 technical report. The report can be found in the financial reporting section of our website, at www.cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

INKAI

Production for the quarter was 83% higher compared to the same period last year due to the timing of new wellfield development in our 2016 mine plan. The operation remains on track to achieve our planned 2016 production.

Our application for an extension of the block 3 deposit evaluation period is still pending final approval from the Ministry of Energy of the Republic of Kazakhstan. Inkai continues working on the final appraisal of the mineral potential of block 3 according to Kazakhstan standards.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	David Bronkhorst, vice-president, mining and technology, Cameco

CIGAR LAKE

•	Les Yesnik, general manager, Cigar Lake, Cameco

INKAI

•	Darryl Clark, general director, JV Inkai

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on pages 14 and 15, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on pages 13 and 14. We recommend you also review our annual information form, first quarter MD&A, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	our expectation that the decisions to restructure NUKEM, to not force more uranium production into an oversupplied market, and to purchase low cost pounds where we see opportunities, will yield positive results over the medium to longer term

•	our expectations relating to the operational changes at our Rabbit Lake operation and Cameco Resources’ operations

•	the discussion under the heading Our strategy

•	our expectations about 2016 and future global uranium supply and demand including the discussion under the heading Uranium market update
•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2016

•	our expectations for uranium deliveries in the second quarter and for the balance of 2016

•	the discussion of our expectations relating to our CRA and IRS transfer pricing disputes including our estimate of the amount and timing of expected cash taxes and transfer pricing penalties

•	our expectations for 2016, 2017 and 2018 capital expenditures

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

Material risks

•	we do not achieve the expected benefits relating to restructuring NUKEM, suspending Rabbit Lake production, curtailing US production, and purchasing low cost pounds when we see opportunities

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our disputes with tax authorities

•	we are unsuccessful in our dispute with CRA and this results in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision

•	we are unable to utilize letters of credit to the extent anticipated in our dispute with CRA

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face challenging or unexpected geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks
•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium suppliers fail to fulfil delivery commitments

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, including as a result of any difficulties freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•	the production increase approval at McClean Lake is delayed or not obtained, or there is a labour dispute at McClean Lake

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues (including an inability to renew the collective bargaining agreement with unionized employees at the Port Hope conversion facility), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations relating to restructuring NUKEM, suspending Rabbit Lake production, curtailing US production, and purchasing low cost pounds when we see opportunities

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, royalty rates, currency exchange rates and interest rates

•	our expectations about the outcome of disputes with tax authorities

•	we are able to utilize letters of credit to the extent anticipated in our dispute with CRA

•	our decommissioning and reclamation expenses
•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our mines

•	our McArthur River development, mining and production plans succeed

•	our Cigar Lake development, mining and production plans succeed, and the deposit freezes as planned

•	modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•	the production increase approval at McClean Lake is obtained, and there is no labour dispute at McClean Lake

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues (including an ability to renew the collective bargaining agreement with unionized employees at the Port Hope conversion facility), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on July 15, 2016, to shareholders of record at the close of business on June 30, 2016.

Conference call

We invite you to join our first quarter conference call on Friday, April 29, 2016 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 340-8530. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, May 29, 2016, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 1322156#)

Additional information

You can find a copy of our first quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2015 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593